Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Yandex N.V. and, under the date of March 31, 2021, we reported on the consolidated financial statements of Yandex N.V. as of and for the years ended December 31, 2020 and 2019, and the effectiveness of internal control over financial reporting as of December 31, 2020. On July 1, 2021, we were dismissed. We have read Yandex N.V.'s statements included under Item 16F of Form 20-F dated April 20, 2022, and we agree with the statements made in the second and third paragraphs. We are not in a position to agree or disagree with Yandex N.V.’s statements as described in the first and fourth paragraphs of Item 16F.

Very truly yours

/s/ JSC “KPMG”

Moscow, Russia

April 20, 2022